FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2007

Commission File Number 000-50859

TOP TANKERS INC.
(Translation of registrant’s name into English)

1 VAS. SOFIAS & MEG. ALEXANDROU STREET
MAROUSSI
ATHENS 151 24
GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K are two exhibits. Exhibit 1 is a letter to the shareholders of TOP Tankers Inc. (the “Company”) regarding the re-adjournment of the Annual Meeting of Shareholders of the Company to September 20, 2007.  Exhibit 2 is the Notice of Adjournment of the Annual Meeting of Shareholders of the Company in connection with the re-adjournment to September 20, 2007.

EXHIBIT 1

August 3, 2007

TO THE SHAREHOLDERS OF TOP TANKERS INC.

Enclosed is a Notice of Adjournment of the Annual Meeting of Shareholders of TOP Tankers Inc. (the “Company”) initially scheduled for June 28, 2007 at 1300 hours, adjourned to July 26, 2007 at 1300 hours and now re-adjourned to September 20, 2007 at 1300 hours.  The meeting will be held at the premises of the Company at 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi, Athens, Greece.

The business scheduled for the Annual Meeting (the “Meeting”) remains the same. Shareholders of the Company will consider and vote upon proposals:

1.	To elect three Class III Directors to serve until the 2010 Annual Meeting of Shareholders (“Proposal One”);

2.	To approve a reverse split of the Company’s common stock at a ratio of 2 to 1 and the related amendment to the Company’s Amended and Restated Articles of Incorporation (“Proposal Two”);

3.	To ratify the appointment of Deloitte (Greece) as the Company’s independent auditors for the fiscal year ending December 31, 2007 (“Proposal Three”); and

4.	To transact other such business as may properly come before the meeting or any adjournment thereof.

Adoption of Proposal One requires the affirmative vote of a plurality of votes cast by shareholders entitled to vote and voting at the Meeting. Adoption of Proposal Two requires the affirmative vote of a majority of all outstanding shares entitled to vote at the Meeting.  Adoption of Proposal Three requires the affirmative vote of a majority of votes cast by shareholders entitled to vote and voting at the Meeting.  Note that due to the lapse of time, Proposal Two, if approved at the Annual Meeting, would become effective not on July 2, 2007 as stated in the Proxy Statement but seven days after the Annual Meeting.

You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person.

1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens GR-151 24
Tel: +30 210 812 8000, Fax: +30 210 614 1272
e-mail: eia@toptankers.com – www.toptankers.com

IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS LISTED IN THE PROXY STATEMENT.

Very truly yours,

                                      Evangelos J. Pistiolis
Chief Executive Officer

EXHIBIT 2

TOP TANKERS INC.
NOTICE OF ADJOURNMENT OF ANNUAL MEETING OF SHAREHOLDERS
Initially Scheduled for June 28, 2007
Adjourned to July 26, 2007
Re-Adjourned to September 20, 2007

NOTICE IS HEREBY given that the Annual Meeting of the shareholders of TOP Tankers Inc. (the “Company”) initially scheduled to be held on June 28, 2007, at 1300 hours and adjourned to July 26, 2007 at 1300 hours was re-adjourned due to lack of quorum.  By vote of a majority of the shareholders present in person or by proxy, the Annual Meeting has been re-adjourned until September 20, 2007 at 1300 hours and will be held at the premises of the Company at 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi, Athens, Greece. Business scheduled for the Annual Meeting remains the same as scheduled for June 28, 2007 and set forth in the Proxy Statement mailed to shareholders on May 7, 2007, as follows:

1.	To elect three Class III Directors to serve until the 2010 Annual Meeting of Shareholders (“Proposal One”);

2.	To approve the reverse split of the Company’s common shares at a ratio of 2 to 1 and the related amendment to the Company’s Amended and Restated Articles of Incorporation (“Proposal Two”);

3.	To ratify the appointment of Deloitte (Greece) as the Company’s independent auditors for the fiscal year ending December 31, 2007 (“Proposal Three”);

4.	To transact other such business as may properly come before the meeting or any adjournment thereof.

Note that due to the lapse of time, Proposal Two, if approved at the Annual Meeting, would become effective not on July 2, 2007 as stated in the Proxy Statement but seven days after the Annual Meeting.

The record date for the determination of the shareholders entitled to receive notice and to vote at the Annual Meeting or any adjournment thereof remains the close of business on May 4, 2007.

1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens GR-151 24
Tel: +30 210 812 8000, Fax: +30 210 614 1272
e-mail: eia@toptankers.com – www.toptankers.com

IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

If you attend the annual meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

Eirini Alexandropoulou
Secretary
August 3, 2007
Athens, Greece

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP TANKERS INC.
(registrant)

Dated: August 30, 2007	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis Chief Executive Officer

SK 23116 0001 806958